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                                                                     EXHIBIT 4.2


                  Amendment to  Restated Articles of Incorporation


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                             K-TEL INTERNATIONAL, INC.
                               ARTICLES OF AMENDMENT
                             INCIDENT TO STOCK SPLIT BY
                                 BOARD OF DIRECTORS


     The undersigned, David Weiner, President of K-tel International, Inc., a Minnesota corporation (the "Company"), hereby certifies:

     1. Article III of the Company's Articles of Incorporation has been amended to read in its entirety as follows:

                                    ARTICLE III

          The authorized capital stock of this Corporation shall be 15,000,000 shares of Common Stock with a par value of one cent ($.01) per share (the "Common Stock") and 4,000,000 shares of preferred stock (the "Preferred Stock) in one or more series, with par value to be determined by the Board of Directors as specified below. Each share of Preferred Stock shall have such par value and shall entitle the holder thereof to such rights, voting power, dividends, redemption rights or privileges, rights on liquidation or dissolution, conversion rights and privileges, sinking or purchase fund rights and other preferences, privileges and restrictions as may be fixed by the Board of Directors by resolution thereof filed in accordance with Chapter 302A of the Minnesota Statutes. This Corporation shall not issue nonvoting common stock.

     2. Such amendment (i) has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes, (ii) was adopted pursuant to Section 302A.402 of the Minnesota Statutes in connection with a division of the Company's Common Stock; and (iii) will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Company and will not result in the percentage of authorized shares that remains unissued after such division exceeding the percentage of authorized shares that were unissued before the division.

     3. The division giving rise to the amendment set forth above concerns a two for one split of the Common Stock of the Company in the form of a stock dividend. Such division is being effected as follows:

          (a) on the date these Articles of Amendment are filed with the Secretary of State of the State of Minnesota (the "Effective Date"), each share of Common Stock then outstanding will be split and converted into two
     (2) shares of Common Stock of the Company (the "Stock Split");  and


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          (b)  as soon as practicable after the Effective Date, the Company's transfer agent and registrar will sign and register a certificate or certificates representing one share of the authorized but unissued Common Stock of the Company for every share of Common Stock held of record by each common stockholder of record as of the Effective Date (without giving effect to the Stock Split), and will deliver or mail such certificates to each holder.

IN WITNESS WHEREOF, I have subscribed my name this 1st day of May, 1998.



                              /s/David Weiner
                              ---------------
                              David Weiner
                              President